GREENPOWER MOTOR COMPANY INC.

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

For the Three Months Ended June 30, 2020 and June 30, 2019

(Expressed in US dollars)

(Unaudited - Prepared by Management)

GREENPOWER MOTOR COMPANY INC.
Consolidated Condensed Interim Financial Statements
(Expressed in US Dollars)

(Unaudited - Prepared by Management)

June 30, 2020

Notice of no Auditor Review of Interim Financial Statements	3

Consolidated Condensed Statements of Financial Position	4

Consolidated Condensed Interim Statements of Operations and Comprehensive Loss	5

Consolidated Condensed Interim Statements of Changes in Equity	6

Consolidated Statements of Cash Flows	7

Notes to the Consolidated Financial Statements	8 - 32

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3(a)), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of GreenPower Motor Company Inc. (the "Company") have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these interim financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity's auditor.

GREENPOWER MOTOR COMPANY INC.
Consolidated Condensed Interim Statements of Financial Position
As at June 30, 2020 and March 31, 2020
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

	June 30, 2020	March 31, 2020
	(Unaudited)	(Audited)
Current
Cash and restricted cash (Note 3)	$310,458	$451,605
Accounts receivable (Note 4)	2,300,550	943,812
GST receivable	39,851	33,393
Current portion of finance lease receivables (Note 5)	109,764	82,501
Inventory (Note 6)	6,169,096	6,590,600
Prepaids and deposits	22,227	22,083
	8,951,946	8,123,994
Non-current
Promissory note receivable (Note 7)	409,659	384,261
Finance lease receivables (Note 5)	1,905,412	1,247,790
Right of use assets (Note 8)	553,938	620,191
Property and equipment (Note 9)	1,711,298	1,739,529
Non current portion of prepaids and deposits	46,692	46,692
Deferred financing fees (Note 13)	894,713	1,045,221
Other assets	1	1
	$14,473,657	$13,207,679

Liabilities
Current
Line of credit (Note 10)	$7,012,294	$5,469,944
Accounts payable and accrued liabilities (Note 19)	1,715,839	1,021,738
Note payable (Notes 14 and 19)	10,574	10,574
Deferred revenue (Note 16)	267,839	426,157
Current portion of warranty liability (Note 22)	316,146	121,944
Current portion of promissory note payable (Note 15)	58,328	58,038
Current portion of lease liabilities (Note 8)	278,499	272,468
	9,659,519	7,380,863

Non-current
Loans payable to related parties (Note 19)	2,683,067	2,700,625
Government Grant - Payroll Protection Program Loan	362,065	-
Convertible debentures (Notes 14 and 19)	3,092,633	2,995,136
Lease liabilities (Note 8)	314,873	386,650
Warranty liability (Note 22)	426,731	573,203
Promissory note payable (Note 15)	331,474	346,158
	16,870,364	14,382,635

Equity (Deficit)
Share capital (Note 11)	16,967,211	16,892,725
Equity portion of convertible debentures (Note 14)	372,604	379,506
Reserves	5,647,671	5,515,639
Accumulated other comprehensive loss	(102,222)	(110,192)
Accumulated deficit	(25,281,971)	(23,852,634)
	(2,396,707)	(1,174,956)
	$14,473,657	$13,207,679

Nature and Continuance of Operations - Note 1
Subsequent Events - Note 23

Approved on behalf of the Board on August 30, 2020

/s/ Fraser Atkinson	/s/ Mark Achtemichuk
Director	Director

(The accompanying notes are an integral part of these consolidated financial statements)

GREENPOWER MOTOR COMPANY INC.
Consolidated Statements of Operations and Comprehensive Loss
For the Three Months Ended June 30, 2020 and 2019

(Expressed in US dollars)
(Unaudited - Prepared by Management)
	June 30,	June 30,
	2020	2019

Revenue (Note 21)	$2,272,255	$2,449,951
Cost of Sales	1,653,672	1,726,555
Gross Profit	618,583	723,396

Sales, general and administrative costs
Administrative fees (Note 19)	857,930	668,903
Depreciation (Notes 8 and 9)	114,761	143,586
Product development costs	221,109	214,413
Office expense	50,959	57,483
Professional fees (Note 19)	96,426	60,692
Sales and marketing (Note 19)	(9,530)	97,158
Share-based payments (Notes 12 and 19)	132,032	93,544
Transportation costs (Note 19)	26,741	61,980
Travel, accommodation, meals and entertainment (Note 19)	36,853	88,347
Allowance for credit losses (Note 4)	(33,552)	-
Total sales, general and administrative costs	1,493,728	1,486,106

Loss from operations before interest, accretion and foreign exchange	(875,145)	(762,710)

Interest and accretion	(555,319)	(500,612)
Foreign exchange gain/(loss)	1,126	(162)

Loss for the period	(1,429,337)	(1,263,484)

Other comprehensive income / (loss)
Cumulative translation reserve	7,970	(4,511)

Total comprehensive loss for the period	$(1,421,367)	$(1,267,995)

Loss per common share, basic and diluted	$(0.01)	$(0.01)

Weighted average number of common shares outstanding, basic and diluted	108,440,218	102,112,335

(The accompanying notes are an integral part of these consolidated financial statements)

GREENPOWER MOTOR COMPANY INC.
Consolidated Condensed Interim Statements of Changes in Equity (Deficit)
For the Three Months ended June 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited - prepared by Management)

	Share Capital		Equity portion		Accumulated other
	Number of		of convertible		comprehensive	Accumulated
	Common shares	Amount	debentures	Reserves	gain (loss)	Deficit	Total

Balance, March 31, 2019	94,207,453	$12,984,796	$383,094	$5,342,510	$(89,368)	$(18,706,668)	$(85,636)

Shares issued for cash at USD $0.305 per share unit	13,114,754	4,000,000	-	-	-	-	4,000,000

Share issuance costs	-	(367,247)	-	-	-	-	(367,247)

Fair value assigned to the warrants on issuance of Share Units	-	(132,146)	-	199,226	-	-	67,080

Share-based payments	-	-	-	93,544	-	-	93,544

Cumulative translation reserve	-	-	-	-	(4,511)	-	(4,511)

Net loss for the period	-	-	-	-	-	(1,263,484)	(1,263,484)

Balance, June 30, 2019	107,322,207	16,485,403	383,094	5,635,280	(93,879)	(19,970,152)	2,439,746

Balance, March 31, 2020	108,407,251	$16,892,725	$379,506	$5,515,639	$(110,192)	$(23,852,634)	$(1,174,956)

Share issuance costs	-	12,075	-	-	-	-	12,075

Shares issued for conversion of debentures	250,000	62,411	(6,902)	-	-	-	55,509

Share-based payments	-	-	-	132,032	-	-	132,032

Cumulative translation reserve	-	-	-	-	7,970	-	7,970

Net loss for the period	-	-	-	-	-	(1,429,337)	(1,429,337)

Balance, June 30, 2020	108,657,251	16,967,211	372,604	5,647,671	(102,222)	(25,281,971)	(2,396,707)

GREENPOWER MOTOR COMPANY INC.
Consolidated Statements of Cash Flows
For the Three Months Ended June 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

	June 30, 2020	June 30, 2019
Cash flows from (used in) operating activities
Loss for the year	$(1,429,337)	$(1,263,484)
Items not affecting cash
Allowance for credit losses	(33,552)	-
Depreciation	114,761	143,586
Share-based payments	132,032	93,544
Accretion and accrued interest	237,988	79,609
Amortization of deferred financing fees	150,507	156,732
Foreign exchange gain	1,126	162
Cash flow used in operating activities before changes in non-cash items	(826,475)	(789,851)

Changes in non-cash items:
Accounts receivable	(1,356,738)	(852,722)
GST receivable	(6,458)	4,052
Inventory	421,504	(2,739,801)
Prepaids and deposits	(144)	11,605
Promissory note receivable	(25,398)	(21,434)
Finance lease receivables	(684,885)	(177,567)
Deposits from customers	(169,079)	(10,000)
Accounts payable and accrued liabilities	694,101	812,231
Deferred revenue	(158,318)	(225,000)
Warranty liability	47,730	38,864
	(2,064,160)	(3,949,624)

Cash flows from (used in) investing activities
Government grant proceeds	361,500	-
Purchase of property and equipment	(21,953)	(37,018)
	339,547	(37,018)

Cash flows from (used in) financing activities
Repayment of loans payable to related parties	(112,635)	(286,249)
Loans from related parties	137,074	149,893
Proceeds from line of credit	1,542,350	521,248
Principal payments on promissory note	(14,401)	(14,162)
Principal payments on lease liabilities, net of interest expense	(65,746)	(45,851)
Proceeds from private placement of units	-	4,000,000
Proceeds from private placements of convertible debentures	55,509	-
Private placement costs	12,075	(346,436)
	1,554,226	3,978,443

Foreign exchange on cash	29,240	32,848

Net (decrease) increase in cash and restricted cash	(141,147)	24,649
Cash and restricted cash, beginning of year	451,605	198,920
Cash and restricted cash, end of year	$310,458	$223,569

Supplemental Cash Flow Disclosure:
Interest paid	$278,894	$264,271
Taxes paid	$-	$-

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended June 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

1. Nature and Continuance of Operations

GreenPower Motor Company Inc. ("GreenPower" or the "Company") was incorporated in the Province of British Columbia on September 18, 2007. The Company is in the business of manufacturing and distributing all-electric transit, school and charter buses.

The corporate office is located at Suite 240 - 209 Carrall St., Vancouver, Canada.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company's continuing operations are dependent upon its ability to raise capital and generate cash flows. At June 30, 2020, the Company had working capital of $(707,573) and an accumulated deficit of $(25,281,971). On August 28th, 2020 the Company priced its U.S. initial public offering (the "Offering") to 1,860,000 post-consolidation common shares of the Company (each, a "Share") at a price  of $20 per Share. In addition, the Company granted the underwriters a 30-day option to purchase up to an additional 279,000 Shares at the initial public offering price, less the underwriting discounts and commissions. The gross proceeds from the Offering, before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, are expected to be approximately US$37.2 million, excluding any exercise of the underwriters' option to purchase additional common shares. The Offering is expected to close on September 1, 2020, subject to the satisfaction of customary closing conditions.

These consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric buses to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations. To this end, the Company has now delivered and received payment for buses to customers, has a backlog of orders for delivery, has inventory of approximately $6.2 million and has a line of credit with a credit limit of up to $8 million to meet funding requirements. The Company's ability to achieve its business objectives is subject to material uncertainty which may cast significant doubt upon the Company's ability to continue as a going concern.

The Company faces risks from the COVID-19 global pandemic which has had, and will continue to have, a material adverse impact on our business and financial condition. The future impact of the COVID-19 global pandemic is inherently uncertain, and is expected to negatively impact the financial ability of our customers to purchase vehicles from us, of our suppliers' ability to deliver products used in the manufacture of our all-electric vehicles in a timely manner, if at all, in our employees' ability to manufacture our vehicles and to carry out their other duties in order to sustain our business, and in our ability to collect certain receivables owing to us, among other factors. In addition, COVID-19 has caused a significant reduction in public transit ridership, which is one of the primary market segments served by Greenpower, which may lead to reduced future sales to this segment, as transit properties adjust to changing demand for their services. We have taken steps to modify our business and staffing levels in order to manage impacts caused by the COVID-19 global pandemic and resulting government and regulatory health orders, these factors are expected to continue to have a negative impact on our financial results, operations, outlook, goals, growth prospects, cash flows, liquidity and share price, and the potential timing and ultimate duration of these negative impacts is uncertain.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended June 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2. Significant Accounting Policies

(a) Basis of presentation

Statement of Compliance with IFRS

The Consolidated Condensed Interim Financial Statements of the Company are prepared in accordance with International Financial Reporting Standards ("IFRS") applicable to interim financial information, as outlined in International Accounting Standard ("IAS") 34, Interim Financial Reporting, and using the accounting policies consistent with those in the audited consolidated financial statements as at and for the year ended March 31, 2020.

These Consolidated Condensed Interim Financial Statements were prepared under the historical cost convention, except for certain items not carried at historical cost as discussed below. All amounts are expressed in US dollars, unless otherwise stated.

(b) Basis of consolidation

These consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries:

Name of	Country of	Ownership	Ownership	Principal
Subsidiary	Incorporation	30-Jun-20	31-Mar-20	Activity
GP GreenPower Industries Inc.	Canada	100%	100%	Holding company
GreenPower Motor Company, Inc.	United States	100%	100%	Electric bus manufacturing and distribution
0939181 BC Ltd.	Canada	100%	100%	Electric bus sales and leasing
San Joaquin Valley Equipment Leasing, Inc.
(formerly Utah Manganese, Inc.)	United States	100%	100%	Electric bus leasing
0999314 BC Ltd.	Canada	100%	100%	Inactive

All intercompany balances, transactions, revenues and expenses are eliminated upon consolidation. Certain information and note disclosures which are considered material to the understanding of the Company's consolidated financial statements are provided below.

Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

(c) Financial instruments

IFRS 9 requires a company to classify its financial instruments based on the way they are measured, into one of three categories: Amortized Cost, FVTPL, and FVOCI.  The Company did not have any financial instruments measured at FVTPL or FVOCI as at June 30, 2020. All of the Company's financial instruments, initially recognized at fair value, are subsequently measured at amortized cost using the effective interest rate method. Transaction costs are included in the initial fair value measurement of the financial instruments.

Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended June 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2. Significant Accounting Policies (continued)

(d) Cash and cash equivalents

Cash and cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less and are subject to an insignificant risk of change in value. As at June 30, 2020, and March 31, 2020 the Company had no cash equivalents.

(e) Revenue recognition

The Company recognizes revenue from contracts with customers when a customer obtains control of the goods or services, and the Company satisfies its performance obligation to customers in exchange for consideration the Company expects to receive, net of discounts and taxes. Revenue is allocated to each performance obligation.

Most of the Company's contracts have a single performance obligation as the promise to transfer the individual goods. Revenues from the sale of products are recognized when the goods are shipped or accepted by the customer, depending on the delivery conditions, and title and risk have passed to the customer.  Revenues from services such as supporting and training relating to the sale of products are recognized as the services are performed.

The Company enters into a few transactions that represent multiple-element arrangements, which may include any combination of products, support and training services, and extended warranty. The allocation of consideration to the multiple-element is dependent on the explicit stand-alone selling price stipulated in the contract term.

(f) Impairment of long-lived assets

At the end of each reporting period, the Company's assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the Consolidated Statements of Operations for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in the Consolidated Statements of Operations.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended June 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2. Significant Accounting Policies (continued)

(g) Foreign currency translation

The consolidated entities and their respective functional currencies are as follows:

Entity	Functional Currency
GreenPower Motor Company Inc. (parent)	Canadian Dollar
GP GreenPower Industries Inc.	Canadian Dollar
GreenPower Motor Company, Inc.	U.S. Dollar
0939181 BC Ltd.	Canadian Dollar
San Joaquin Valley Equipment Leasing, Inc. (formerly Utah Manganese, Inc.)	U.S. Dollar
0999314 B.C. Ltd.	Canadian Dollar

Translation to functional currency

Foreign currency transactions are translated into U.S. dollars using exchange rates in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate in effect at the measurement date. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the historical exchange rate or the exchange rate in effect at the measurement date for items recognized at FVTPL. Gains and losses arising from foreign exchange are included in the Consolidated Statements of Operations.

Translation to presentation currency

The results and financial position of those entities with a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities are translated at the closing rate at the date of the Statements of Financial Position;

- income and expenses are translated at average exchange rates; and

- all resulting exchange differences are recognized in accumulated other comprehensive income/loss.

(h) Inventory

Inventory is recorded at the lower of cost and net realizable value with cost determined on a specific item basis. The Company's inventory consists of electric buses in process, production supplies, and finished goods. In determining net realizable value for new buses, the Company primarily considers the age of the vehicles along with the timing of annual and model changeovers. For used buses, the Company considers recent market data and trends such as loss histories along with the current age of the inventory.

(i) Property, plant, and equipment

Property, plant and equipment ("PPE") are carried at cost, less accumulated depreciation and accumulated impairment losses. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Depreciation is provided at rates calculated to write off the cost of PPE, less their estimated residual value, using the following rates/estimated lives and methods:

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended June 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2. Significant Accounting Policies (continued)

(i) Property, plant, and equipment (Continued)

Leasehold improvements	Over term of lease, straight line method
Computers	3 years, straight line method
EV equipment	3 years, straight line method
Furniture	7 years, straight line method
Automobile	10 years, straight line method
Leased asset	12 years, straight line method
Diesel and Electric buses	12 years, straight line method

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the Consolidated Statements of Operations. Where an item of PPE comprises major components with different useful lives, the components are accounted for as separate items of PPE. Expenditures incurred to replace a component of an item of PPE is accounted for separately, including major inspection and overhaul expenditures are capitalized.

(j) Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

(k) Share capital

Common shares are classified as equity. Finders fees and other related share issue costs, such as legal, regulatory, and printing, on the issue of the Company's shares are charged directly to share capital, net of any tax effects. During the three months ended June 30, 2020, and June 30, 2019 the Company recorded $(12,075), and $346,436 respectively, in share issuance costs on its Consolidated Condensed Interim Statements of Changes in Equity in regards to the issuance of shares (Note 10).

(l) Income taxes

Income tax expense comprises current and deferred tax. Current and deferred tax are recognized in net income/loss except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss/income.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current period and any adjustment to income taxes payable in respect to previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended June 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2. Significant Accounting Policies (continued)

(l) Income taxes (Continued)

Recognition of deferred tax assets for unused tax losses, tax credits, and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period the Company reassesses deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

(m) Critical accounting estimates and judgments

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to critical accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the inputs used in the Black-Scholes option pricing model to measure stock-based compensation and warrants, determination of the useful life of equipment, net realizable value of inventory, provision for warranty expense, and the $nil provision for income taxes.

Effective January 1, 2019, management changed its estimated useful life for diesel and electric buses (including some categorized under Leased Assets in note 9) from 7 years to 12 years.

Critical accounting judgments

i. the determination of the discount rate to use to discount the promissory note receivable, finance lease receivable and lease liabilities;

ii. the determination of the functional currency of each entity within the consolidated Company;

iii. the Company's ability to continue as a going concern.

iv. The classification of leases as either financial leases or operating leases; and

v. The identification of performance obligations in revenue contracts and the determination of when they are satisfied.

(n)  Share-based payment transactions

The Company grants share-based awards to certain officers, employees, directors and other eligible persons. The fair value of the equity-settled awards is determined at the date of the grant.  In calculating fair value, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the Company.  Each tranche in an award is considered a separate award with its own vesting period and grant date fair value.  The fair value is determined by using the Black-Scholes option pricing model.  At each financial reporting date, the cumulative expense representing the extent to which the vesting period has expired and management's best estimate of the awards that are ultimately expected to vest is computed.  The movement in cumulative expense is recognized in the Consolidated Statements of Operations with a corresponding entry against the related equity settled share-based payments reserve account over the vesting period.  No expense is recognized for awards that do not ultimately vest.  If the awards expire unexercised, the related amount remains in share-option reserve.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended June 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2. Significant Accounting Policies (continued)

(n)  Share-based payment transactions (Continued)

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the Consolidated Statements of Operations, unless they are related to the issuance of shares.  Amounts related to the issuance of shares are recorded as a reduction of share capital.  When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model.  The fair value of stock options granted to non-employees is re-measured at the earlier of each financial reporting or vesting date, and any adjustment is charged or credited to operations upon re-measurement.

(o) Valuation of equity units issued in private placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units.  The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in the private placement during the three months ended June 30, 2020 was determined to be the more easily measurable component and were valued at their fair value, as determined by the closing quoted bid price on the announcement date less a discount to the public trading price typical of a private placement for similarly sized public companies. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as warrant reserve. If the warrants are exercised, the related amount is reclassified as share capital. If the warrants expire unexercised, the related amount remains in warrant reserve.

(p) Government grants

The Company receives grants from government agencies related to sales and leases of its electric buses. The accounting for these grants depends on whether the carrying amount of the vehicle remains with the Company, which is the case for operating leases where the Company is the lessor. For government grants associated with leased vehicles under operating leases, the grant reduces the value of the asset.

(q) Provisions and contingent liabilities

Provisions are recognized when present obligations as a result of a past event will probably lead to an outflow of economic resources from the Company and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Provisions are discounted when the time value of money is significant.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended June 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2. Significant Accounting Policies (continued)

(r) Leases

Effective April 1, 2018, the Company adopted IFRS 16 using the modified retrospective approach and accordingly the information presented for the year ended March 31, 2018 has not been restated. The cumulative effect of the initial application, if any, is recognized in deficit at April 1, 2018. Comparative amounts up to March 31, 2018 remain as previously reported under IAS 17 and related interpretations.

Definition of a lease

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company has elected to apply the practical expedient to account for leases for which the lease term ends within 12 months of the date of initial application and leases of low value assets as short-term leases. The lease payments associated with these leases are recognized as expenses on a straight-line basis over the lease term.

The Company has also elected to apply the practical expedient for excluding the initial direct costs for the measurement of right of use assets at the date of initial application, as well as for using hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

As a lessee

The Company recognizes a right of use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost, based on the initial amount of the lease liability. The assets are depreciated to the earlier of the end of the useful life of the right of use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, at the Company's incremental borrowing rate.

The ongoing lease liability is measured at amortized cost using the effective interest method. It is re-measured when there is a change in future lease payments, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is premeasured in this way a corresponding adjustment is made to the carrying amount of the right of use asset or is recorded in profit or loss if the carrying amount of the right of use asset has been reduced to zero.

As a lessor

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended June 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2. Significant Accounting Policies (continued)

(r) Leases (Continued)

If an arrangement contains lease and non-lease components, the Company applies IFRS 15 to allocate the consideration in the contract.

The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term, included in Revenue in the consolidated statements of operations.

Impact on adoption

On initial application, the Company has elected to record right of use assets based on the corresponding lease liabilities, as described more fully in Note 8. Lease liabilities have been measured by discounting future lease payments at the incremental borrowing rate of 8% per annum, and represents the Company's best estimate of the rate of interest that it would expect to pay to borrow, on a collateralized basis, over a similar term, an amount equal to the lease payments in the current economic environment. As of March 31, 2019, the remaining non-cancelable period of one of the two leases is 29 months, and the other is 42 months.

The application of IFRS 16 to leases previously classified as operating leases under IAS 17, resulted in the recognition of right of use assets and lease liabilities as at April 1, 2018. The following table summarizes the Right of Use Assets of the Company for the year ended March 31, 2019:

Right of Use Assets, March 31, 2018	$-
Additions to Right of Use Assets during the year	787,326
Depreciation during the year	(87,752)
Right of Use Assets, March 31, 2019	$699,574

During the year ended March 31, 2019, the Company entered into two transactions as lessor, one which was accounted for as an operating lease, and the other as a finance lease (Note 5). The adoption of IFRS 16 did not have a material impact on the financial results for the year ended March 31, 2019 for either of these transactions.

(s) Adoption of accounting standards

The following new or amended standards were adopted during the year ended March 31, 2020:

IAS 23 Borrowing Costs

The amendment to IAS 23 Borrowing Costs clarifies that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalization rate on general borrowings.

The amendment to IAS 23 Borrowing Costs did not have an impact on the Consolidated Financial Statements of the Company for the year ended March 31, 2020.

(t) Future accounting pronouncements

Certain new accounting standards and interpretations have been published by the IASB or the IFRS Interpretations Committee that are not mandatory for the March 31, 2020 reporting period.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended June 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2. Significant Accounting Policies (continued)

(t) Future accounting pronouncements (Continued)

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

2. Restricted Cash

The Company has a restricted cash balance of $151,913 as at June 30, 2020 (March 31, 2020 - $151,909) on deposit at a major financial institution in the United States. The funds relate to a contract for the sale of vehicles and will be returned to the Company within 30 days of acceptance of the vehicles by the customer.

4. Accounts Receivable

The Company has evaluated the carrying value of accounts receivable as at June 30, 2020 in accordance with IFRS 9 and has determined that an allowance against accounts receivable of $(33,552) as at June 30, 2020 (March 31, 2020 - $46,447) is warranted.

5. Finance Lease Receivable

Greenpower's wholly owned subsidiary San Joaquin Valley Equipment Leasing Inc. ("SJVEL") leases vehicles to several customers, and as at June 30, 2020 the Company had a total of 43 (March 31, 2020 - 25) vehicles on lease that were determined to be finance leases, and the Company had a total of 2 (March 31, 2020 - 2) vehicles on lease that were determined to be operating leases. During the three months ended June 30, 2020, the Company entered into 18 finance leases, with payments under the leases scheduled to begin in December 2020. For operating leases, lease payments are recognized in revenue when earned.

For the three months ended June 30, 2020, selling profit on finance leases was $597,087 (March 31, 2020 - $865,009). The following table shows changes in Finance Lease Receivables during the three months ended June 30, 2020 and the year ended March 31, 2020:

	June 30, 2020	March 31, 2020
Year 1	$297,294	$208,104
Year 2	357,875	236,712
Year 3	491,047	378,298
Year 4, including unguaranteed residual	1,248,087	685,449
Year 5, including unguaranteed residual	51,281	51,281
Remainder, including unguaranteed residual	163,176	175,997
less: amount representing interest income	(593,584)	(405,550)
Finance Lease Receivable	$2,015,176	$1,330,291
Current Portion of Finance Lease Receivable	$109,764	$82,501
Long Term Portion of Finance Lease Receivable	$1,905,412	$1,247,790

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended June 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

6. Inventory

The following is a listing of inventory as at June 30, 2020 and March 31, 2020:

	Jun 30, 2020	March 31, 2020

Work in Process	$3,237,762	$2,812,935
Finished Goods	2,931,334	3,777,665

Total	$6,169,096	$6,590,600

7. Promissory Note Receivable

On January 23, 2018, the Company entered into multiple lease agreements (the "Agreements") with a third party (the "Customer") for the purpose of leasing EV 550's for a period of five years. On January 30, 2018, these lease payments, except for the final payment to be made by the Customer of CDN$1,000,000 to the Company, were purchased by and transferred to an independent third party (the "Purchaser") in exchange for a lump sum payment of CDN$1,492,611 to the Company. The Purchaser was granted a first priority security interest in the EV550's. Both the lump sum and the discounted final payment were included in Revenue in the Consolidated Statements of Operations.

The CDN$1,000,000 due at the end of the lease term is classified as a Promissory Note Receivable on the Consolidated Statements of Financial Position.  The Promissory Note Receivable has been discounted over the five-year lease term at a rate of 6.4%.

The Company evaluated the carrying value of the promissory note receivable as at March 31, 2020 in accordance with IFRS 9 and determined there was a significant increase in credit risk. The Company aggregated the present value of expected payments of the promissory note receivable under three probability weighted scenarios and determined that a write down of the asset of CDN$297,883 or $223,919 as at March 31, 2020 was warranted.

8. Right of Use Assets and Lease Liabilities

The Company has recorded Right of Use Assets and Lease Liabilities in its statement of financial position related to three properties in California for which the Company has entered into lease agreements that expire in more than one year. The carrying value of Right of Use Assets as at June 30, 2020 is $553,938. Rental payments on the Right of Use Assets are discounted using an 8% rate of interest and capitalized on the Consolidated Statement of Financial Position as Lease Liabilities. The value of the Right of Use Assets is determined at lease inception and include the capitalized lease liabilities, incorporate upfront costs incurred and incentives received, and the value is depreciated over the term of the lease. For the three months ended June 30, 2020, the Company incurred interest expense of $11,770 on the Lease Liabilities, recognized depreciation expense of $66,253 on the Right of Use Assets and made total rental payments of $77,516. There were no additions to Right of Use Assets during the quarter ended June 30, 2020.

For one of the leases there is an option to extend the lease for a further 36 months.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended June 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

8. Right of Use Assets and Lease Liabilities (continued)

The following table summarizes payments on GreenPower's Lease Liabilities (undiscounted):

1 year	$312,643
2 years	$272,513
thereafter	$56,010
less amount representing interest expense	$(47,793)
Lease liability	$593,372
Current Portion of Lease Liabilities	$278,499
Long Term Portion of Lease Liabilities	$314,873

Payments on one lease that is classified as a short-term lease totaled $8,446 for the quarter ended June 30, 2020 and were recognized in rent and maintenance expense. This lease was extended for a period of three months during the quarter and is scheduled to expire in October 2020. The remaining minimum lease payments until the end of the lease are $15,173.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended June 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

9. Property and Equipment

The following is a summary of activities for three months ended June 30, 2020:

				Demonstration	Leased	EV		Leasehold
Cost	Computers	Furniture	Automobiles	Electric Buses	Asset	Equipment	Land	Improvements	Total

Balance, March 31, 2019	14,116	35,514	51,283	320,723	971,001	641,663	794,431	33,688	2,862,419
Additions	38,112	8,121	42,973	-	-	50,040	6,286	16,328	161,860
Transfers from/(to) inventory	-	-	-	511,740	(298,850)	-	-	-	212,890
Foreign exchange translation	(379)	(577)	-	-	-	-	-	-	(956)
Balance, March 31, 2020	$51,849	$43,058	$94,256	$832,463	$672,151	$691,703	$800,717	$50,016	$3,236,213
Additions	1,769	1,941	1,853	-	-	16,165	-	225	21,953
Transfers from/(to) inventory	-	-	-	-	-	-	-	-	-
Foreign exchange translation	249	114	-	-	-	-	-	-	363
Balance, June 30, 2020	$53,867	$45,113	$96,109	$832,463	$672,151	$707,868	$800,717	$50,241	$3,258,529

Depreciation and impairment losses

Balance, March 31, 2019	8,081	11,403	13,481	70,303	598,588	465,403	-	3,033	1,170,292
Depreciation	9,223	5,604	6,645	79,320	41,084	172,881		12,011	326,768
Transfers	-	-	-	14,052	(14,052)	-	-	-	-
Foreign exchange translation	(380)	4	-	-	-	-	-	-	(376)
Balance, March 31, 2020	$16,924	$17,011	$20,126	$163,675	$625,620	$638,284	$-	$15,044	$1,496,684
Depreciation	3,861	1,557	3,477	21,516	10,271	6,389		3,577	50,648
Transfers	-	-	-	-	-	-	-	-	-
Foreign exchange translation	163	(264)	-	-	-	-	-	-	(101)
Balance, June 30, 2020	$20,948	$18,304	$23,603	$185,191	$635,891	$644,673	$-	$18,621	$1,547,231

Carrying amounts

As at March 31, 2020	$34,925	$26,047	$74,130	$668,788	$46,531	$53,419	$800,717	$34,972	$1,739,529

As at June 30, 2020	$32,919	$26,809	$72,506	$647,272	$36,260	$63,195	$800,717	$31,620	$1,711,298

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended June 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

9. Property and Equipment (continued)

During the year ended March 31, 2020 the Company transferred two EV Stars from inventory that are being used for demonstration and testing purposes.

During the year ended March 31, 2019, the Company wrote down the value of two diesel buses from $78,231 to $nil, leased one EV 350 to a customer for a period of 3 years which was determined to be an operating lease and leased one EV 250 to a customer for a period of 7 years which was determined to be a finance lease (Note 5). The EV 250 was previously held in inventory. The carrying value of electric buses was reduced by $319,635 to reflect the Company's receipt of government grants for two EV 350s.

10. Line of Credit

As at June 30, 2020 the Company's Line of Credit had a credit limit of up to $8,000,000 (March 31, 2020 - $8,000,000). The line of Credit bears interest at the bank's US Base Rate (June 30, 2020 - 3.75%, March 31, 2020 - 3.75% ) plus 1.5%.

The Line of Credit is secured by a general floating charge on the Corporation's assets and the assets of one of its subsidiaries, and one of the Company's subsidiaries has provided a corporate guarantee. Two directors of the Company have also provided personal guarantees for a total of $5,020,000. The Line of Credit contains customary business covenants such as maintenance of security, maintenance of corporate existence, and other covenants typical for a corporate operating line of credit, and the Line of Credit has one financial covenant, to maintain a current ratio greater than 1.2:1, and the bank approved a temporary reduction in the current ratio to 1.0:1 as at March 31, 2020 and June 30, 2020. In addition, the availability of the credit limit over $5,000,000 is subject to margin requirements of a percentage of finished goods inventory and accounts receivable, and these margins are tested on a monthly basis. As of June 30, 2020 the credit limit on the Company's Line was $6,982,544 and funds available under the line of credit were approximately $6,560.

11. Share Capital

Authorized

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

Issued

During the three months ended June 30, 2020, the Company issued a total of 250,000 shares pursuant to the conversion of debentures.

During the year ended March 31, 2020 the Company issued a total of 14,199,798 shares pursuant to the exercise of 835,044 options, the exercise of 125,000 warrants, conversion of debentures for 125,000 shares and 13,114,754 shares issued in a private placement of unit securities during May 2019.

In May 2019, the Company completed a brokered private placement of units for gross proceeds of USD $4.0 million. Under the offering the Company sold 13,114,754 Units at a price of USD $0.305 per unit, with each unit being comprised of one GreenPower common share and one-half share purchase warrant. Each full warrant is exercisable into one share for a period of four years at an exercise price of USD $0.3811 per share, and the warrants contain terms whereby if the share price is above CAD $1.20 per share for ten (10) consecutive trading days then the Company may issue an acceleration notice to accelerate the expiry of the warrants by thirty (30) days from the date of the acceleration notice.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended June 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

11. Share Capital (Continued)

As at June 30, 2020 and March 31, 2020 the Company had no shares held in escrow.

12. Stock Options

The Company has an incentive stock option plan whereby it grants options to directors, officers, employees, and consultants of the Company. On May 14, 2019, the Company replaced its Fixed Stock Option Plan (the "2016 Plan") with a Rolling Stock Option Plan (the "2019 Plan"). Under the terms of the 2019 Plan, the aggregate number of Options that can be granted under the 2019 Plan cannot exceed ten (10%) of the total number of issued and outstanding Shares, calculated on a non-diluted basis. The exercise price of options granted under the 2019 Plan may not be less than the minimum prevailing price permitted by the TSXV policies with a maximum term of 10 years.

On March 9, 2016, the shareholders approved the previous stock option plan which allowed for the issuance of up to 10,440,790 shares (the "2016 Plan").

On March 30, 2017, the shareholders approved an increase in the number of common shares available for issuance under the 2016 Plan from 10,440,790 to 13,656,367. On May 4, 2018, the number available for issuance was further increased to 14,909,992.

The Company had the following incentive stock options granted under the 2019 Plan, 2016 Plan, and Plan that are issued and outstanding as at June 30, 2020:

	Exercise	Balance			Forfeited	Balance
Expiry Date	Price (CDN$)	March 31, 2020	Granted	Exercised	or Expired	June 30, 2020
May 26, 2020	$0.60	150,000	-	-	(150,000)	-
July 10, 2020 ¹	$0.55	50,000	-	-	-	50,000
February 4, 2021	$0.35	400,000	-	-	-	400,000
May 6, 2021	$0.35	520,000	-	-	(80,000)	440,000
October 27, 2021	$0.62	500,000	-	-	-	500,000
February 2, 2022	$0.75	457,000	-	-	-	457,000
May 26, 2022	$0.75	1,037,500	-	-	-	1,037,500
December 18, 2022	$0.45	175,000	-	-	-	175,000
May 4, 2023	$0.50	530,000	-	-	-	530,000
November 30, 2023	$0.43	350,000	-	-	-	350,000
February 12, 2024	$0.50	550,000	-	-	-	550,000
January 30, 2022	$0.37	175,000	-	-	-	175,000
January 30, 2025	$0.37	2,235,000	-	-	-	2,235,000
Total outstanding		7,129,500	-	-	(230,000)	6,899,500
Total exercisable		4,408,250				4,834,500
Weighted Average
Exercise Price (CDN$)		$0.50	N/A	N/A	$0.51	$0.49
Weighted Average Remaining Life		3.0 years				2.8 years

1. 50,000 stock options exercisable at CAD$0.55 per share expired unexercised on July 10, 2020.

As at June 30, 2020, there were 3,966,225 stock options available for issuance under the 2019 plan.

During the three months ended June 30, 2020, the Company incurred share-based compensation expense with a measured fair value of $132,032. The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Statements of Operations.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended June 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

13. Warrants

As at June 30, 2020, the Company had outstanding warrants, enabling the holders to acquire common shares as follows:

	Exercise	Balance				Balance
Expiry Date	Price	March 31, 2020	Issued	Exercised	Expired	June 30, 2020
May 17, 2020	CDN $0.75	2,922,200	-	-	(2,922,200)	-
May 31, 2020	CDN $0.75	384,500	-	-	(384,500)	-
October 17, 2020	CDN $1.10	311,497	-	-	-	311,497
June 29, 2021	CDN $0.65	4,400,000	-	-	-	4,400,000
September 25, 2021	CDN $0.50	3,690,000	-	-	-	3,690,000
October 12, 2021	CDN $0.50	5,425,000	-	-	-	5,425,000
March 14, 2022	CDN $0.60	4,800,000	-	-	-	4,800,000
May 6, 2023	USD $0.3811	6,065,568	-	-	-	6,065,568
May 8, 2023	USD $0.3811	491,803	-	-	-	491,803
Total outstanding		28,490,568	-	-	(3,306,700)	25,183,868
Weighted Average
Exercise Price (CDN$)		$0.58	NA	NA	$0.75	$0.56
Weighted Average Life		1.7 years				1.7 years

In May 2019 the Company completed a brokered private placement of units for gross proceeds of USD $4.0 million. Under the offering the Company sold 13,114,754 Units at a price of USD $0.305 per unit, with each unit being comprised of one GreenPower common share and one-half share purchase warrant. 6,557,371 warrants were issued in the brokered private placement where each full warrant is exercisable into one share for a period of four years at an exercise price of USD $0.3811 per share, and the warrants contain terms whereby if the share price is above CAD $1.20 per share for ten (10) consecutive trading days then the Company may issue an acceleration notice to accelerate the expiry of the warrants by thirty (30) days from the date of the acceleration notice.

14. Convertible Debentures

As at June 30, 2020, the Company had the following outstanding convertible debentures all with an 8% interest rate and a term of four years, other than the Dec 11, 2015 issuance, which had a term of 3 years and matured on December 11, 2018. The Convertible Debentures have effective rates ranging from 28.3% - 38.5%.

Issue Date	Amount ($CDN)	Converted Amount ($CDN)	Matured Amount ($CDN)	Outstanding Amount ($CDN)	Conversion Price ($CDN)	Shares on Conversion
17-May-17	1,900,000			1,900,000	0.65	2,923,077
31-May-17	250,000	-		250,000	0.65	384,615
25-Sep-17	1,476,000	-		1,476,000	0.40	3,690,000
12-Oct-17	1,970,000	(100,000)		1,870,000	0.40	4,675,000
Total	5,596,000	(100,000)	-	5,496,000		11,672,692

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended June 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

14. Convertible Debentures (continued)

$CDN	May 17 & 31, 2017	Sep 25, 2017	Oct 16, 2017
Proceeds bifurcated to carrying value of the loan	$1,169,370	$660,360	$938,557
Proceeds bifurcated to equity	247,744	139,904	198,843
Transaction costs related to the Debentures	30,789	11,536	83,600
Fair value assigned to the issuance of warrants	702,097	664,200	999,000
Proceeds on issuance of Convertible Debentures	$2,150,000	$1,476,000	$2,220,000

On June 18, 2020 CDN$100,000 worth of debentures (issued on October 12, 2017) were converted into 250,000 common shares with a conversion price of CDN$0.40.

On July 7, 2020 the Company issued 112,500 common shares pursuant to the conversion of a CAD$45,000 convertible debenture (issued on October 12, 2017) which was converted at a price of CAD$0.40 per share.

On August 6, 2020, we issued 125,000 common shares pursuant to the conversion of a CAD$50,000 convertible debenture (issued on October 12, 2017) which was converted at a price of CAD$0.40 per share.

On August 7, 2020, we issued 230,769 common shares pursuant to the conversion of a CAD$150,000 convertible debenture (issued on May 31, 2017) which was converted at a price of CAD$0.65 per share.On August 12, 2020, we issued 15,000 common shares pursuant to the exercise of 15,000 warrants at a price of CAD$1.10 per share, for gross proceeds of $16,500.

On August 26, 2020, we issued 687,500 common shares pursuant to the conversion of a CAD$275,000 convertible debenture (issued on October 12, 2017) which was converted at a price of CAD$0.40 per share.

During the period ended June 30, 2020, the Company paid interest of $82,791 (June 30, 2019 - $86,394) and recognized accretion of $153,006 (June 30, 2019 - $129,989) related to the convertible debentures listed above.

15. Promissory Note Payable

During the year ended March 31, 2017, the Company issued a $594,000 promissory note (the "Note") to the City of Porterville to acquire land (Note 8). The Note bears interest at 2.0% per annum and is payable in blended monthly installments of $5,463, which began on November 1, 2016.  The monthly installments will occur for five years, at which point a balloon payment of $311,764 is due and payable. The Note is secured by an interest in the land in favour of the City of Porterville.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended June 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

15. Promissory Note Payable (continued)

A summary of the remaining principal payments until maturity of the promissory note are as follows:

Principal Payments
Year 1	$58,328
Year 2	331,474

Total	389,802

Current portion	(58,328)

Long-term portion	$331,474

During the three months ended June 30, 2020, the Company incurred $1,997 (June 30, 2019 - $2,227) of interest on the Note. This amount is included in Interest and accretion on the Consolidated Statements of Operations.

16. Deferred Revenue

The Company recorded Deferred Revenue of $267,839 for invoices issued to customers for the sale of all-electric buses which were not delivered as at June 30, 2020 (March 31,2020 - $426,157).

	June 30, 2020	March 31, 2020
Deferred Revenue, beginning of period	$426,157	$823,904
Additions to deferred revenue during the period	169,079	252,443
Deposits returned	-	(335,000)
Revenue recognized from deferred revenue during the period	(327,397)	(303,353)
FX Changes		(11,837)

Deferred Revenue, end of period	$267,839	$426,157

17. Financial Instruments

The Company's financial instruments consist of cash and restricted cash, accounts receivable, finance lease receivable, promissory note receivable, line of credit, accounts payable and accrued liabilities, note payable, loans payable to related parties, promissory note payable, convertible debentures and lease liabilities.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.  The three levels of the fair value hierarchy are:

Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2: Inputs other than quoted prices that are observable for the asset or liabilities either directly or indirectly; and

Level 3: Inputs that are not based on observable market data

The Company does not currently hold any financial instruments measured at fair value on the Consolidated Statements of Financial Position.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended June 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

17. Financial Instruments (continued)

The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Overview

The Company has exposure to the following financial instrument related risks.

Credit risk

The Company's exposure to credit risk is on its cash, accounts receivable, promissory note receivable, and on its finance lease receivables. The maximum exposure to credit risk is their carrying amounts in the consolidated statement of Financial Statements.

Cash and restricted cash consists of cash bank balances held in major financial institutions in Canada and the United States with a high credit quality and therefore the Company is exposed to minimal risk. The Company assesses the credit risk of its account receivable, finance lease receivables and promissory note receivable at each reporting period end and on an annual basis. As at June 30, 2020 the Company recognized an allowance for credit losses of $(33,552), against its accounts receivable (Note 4).

Liquidity risk

The Company tries to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's cash balances and available liquidity on the Company's $8 million operating line of credit. The Company's cash is invested in bank accounts at major financial institutions in Canada and the United States and is available on demand. The Company will continue to rely on additional financings to further its operations and meet its capital requirements.

Market risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange. The Company is exposed to interest rate risk with respect to its Line of Credit (Note 10).

The Company is exposed to foreign exchange risk as it conducts business in both the United States and Canada.  Management monitors its foreign currency balances, but the Company does not engage in any hedging activities to reduce its foreign currency risk.

At June 30, 2020, the Company was exposed to currency risk through the following financial assets and liabilities in CDN Dollars.

Cash	$40,813
Accounts Receivable	6,822
Promissory Notes Receivable	650,000
Accounts Payable and Accrued Liabilities	(383,619)
Loans Payable to Related Parties	(3,235,000)
Convertible Debentures	(5,496,000)
Note Payable	$(15,000)

The CDN/USD exchange rate as at June 30, 2020 was $0.7338 (March 31, 2020 - $0.7049). Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $619,000 to other comprehensive income/loss.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended June 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

18. Capital Management

The Company is actively engaged in selling its electric vehicles and expanding its business however the company has not achieved profitability to date. The Company's capital management objective is to obtain sufficient capital to develop new business opportunities for the benefit of its shareholders. To meet these objectives, management monitors the Company's ongoing capital requirements on specific business opportunities on a case-by-case basis. The capital structure of the Company consists of cash, operating line of credit, secured and unsecured promissory notes and convertible debentures and equity attributable to common shareholders, consisting of issued share capital and deficit. There was no change to the Company's approach to capital management during the year. The Company is subject to externally imposed capital requirements with respect to its line of credit (Note 10).

In May 2019 the Company completed a brokered private placement of units for gross proceeds of approximately $4.0 million. Under the offering the Company sold 13,114,754 Units at a price of $0.305 per unit, with each unit being comprised of one GreenPower common share and one-half share purchase warrant.

Subsequent to the quarter ended June 30, 2020 (Note 23) the Company completed a consolidation of its common shares on the basis of seven (7) pre-consolidation common shares for one (1) post-consolidation common share, and completed its U.S. initial public offering (the "Offering") by issuing 1,860,000 post-consolidation common shares of the Company (each, a "Share") at a price to the public of US$20 per Share. In addition, the Company granted the underwriters a 30-day option to purchase up to an additional 279,000 Shares at the initial public offering price, less the underwriting discounts and commissions. The gross proceeds from the Offering, before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, are expected to be approximately US$37.2 million, excluding any exercise of the underwriters' option to purchase additional common shares. The Offering is expected to close on September 1, 2020, subject to the satisfaction of customary closing conditions. The Company intends to use the net proceeds from this offering for the production of all-electric vehicles, including EV Stars, EV Star plus, EV Star cab and chassis, and B.E.A.S.T. school buses, EV250 thirty foot low floor transit style buses, product development and geographic expansion with the remainder, if any, for working capital. Subject to market conditions and other factors the Company intends to raise additional capital in the future to fund and grow its business for the benefit of shareholders.

19. Related Party Transactions

A summary of compensation and other amounts paid to directors, officers and key management personnel is as follows:

	For the Three Months Ended
	June 30, 2020	June 30, 2019

Salaries and Benefits (1)	$91,208	$103,404
Consulting fees (2)	64,166	90,000
Accommodation (3)	-	762
Truck and Trailer Rentals (4)	5,748	32,642
Options Vested (5)	98,825	82,228
Total	$259,947	$309,036

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended June 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

19. Related Party Transactions

1) Salaries and benefits incurred with directors, officers and a former officer are included in Administrative fees on the Consolidated Statements of Operations.

2) Consulting fees included in professional fees and sales and marketing on the Consolidated Statements of Operations are paid to the directors, the Chairman, to the CEO and to the former CEO of the Company to provide accounting, management consulting and director services.

3) Accommodation expense paid to Stage Coach Landing, Inc., a company that the CEO and Chairman of GreenPower and the former CEO are officers and directors. These costs are expensed on the Consolidated Statements of Operations.

4) Truck and trailer rental fees paid to Maple Leaf Equipment Aircraft and Recovery Inc., a company that the CEO and Chairman of GreenPower and the former CEO are officers and directors. These costs are included in Transportation costs on the Consolidated Statements of Operations.

5) Amounts recognized for related party stock-based compensation are included in Share-based payments on the Consolidated Statements of Operations.

Accounts payable and accrued liabilities at June 30, 2020 included CAD $103,916 and USD $49,917 (March 31, 2020 - $71,697) owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is non-interest bearing, unsecured and has no fixed terms of repayment.

As at June 30, 2020, a company beneficially owned by the CEO and Chairman of the Company had loans outstanding to the Company with a total value of CAD $3,235,000 and USD $220,000 (March 31, 2020 - CAD $3,185,000 and USD $120,000). These loans were renewals of all outstanding loans to the two companies beneficially owned by the CEO and Chairman on December 30, 2019 and have a maturity date that is the earlier of (i) the date that the GreenPower completes an equity financing of more than Five Million US Dollars (US$5,000,000) (ii) from receipt of proceeds on the sale of buses in excess of Ten Million US Dollars (US$10,000,000) or (iii) July 15th, 2021, and bear interest at a rate of 12.0% per annum. During June 2020, a company beneficially owned by the Chairman loaned the Company an additional CAD$50,000 and USD$100,000. The Company has agreed to grant the lender in each of these loans a general security assignment on the assets of GreenPower Motor Company Inc., which will be subordinated to the BMO Bank of Montreal.

Loans payable to related parties of $2,683,067 (March 31, 2020 - $2,700,625) include the loans with terms described above, including accrued interest, and other loans payable to directors and officers, companies controlled by directors and officers, which are unsecured, are non-interest bearing and have no fixed terms of repayment.

A director of the Company and the Company's CEO and Chairman have both provided personal guarantees of USD $2,510,000, or $5,020,000 in total to support the Company's $8 million operating line of credit. In consideration for these guarantees, the Company agreed to issue 4,400,000 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $0.65 per share that expire on June 29, 2021 and 4,800,000 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $0.60 per share that expire on March 14, 2022.

The outstanding balance of unconverted convertible debentures at June 30, 2020 (Note 14), includes CDN$3,125,000 (March 31, 2020 - CDN$3,125,000) principal balance owed to officers, directors and companies controlled by directors.  These transactions were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended June 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

20. Income Taxes

Income tax expense is recognized based on management's best estimate of weighted average annual income tax rate for the full financial year applied to the pre-tax income of the reporting period. The Company's effective tax rate for the year ended March 31, 2020 was.

As at June 30, 2020 and March 31, 2020 the Company has approximately $8,400,000 and $7,700,000 respectively, of non-capital losses carry forwards available to reduce Canadian taxable income for future years. As at June 30, 2020 and March 31, 2020 the Company has approximately $8,900,000 and $8,500,000, respectively, of net operating losses carry forwards available to reduce future taxable income in the United States. The losses in Canada and United States expire between 2030 and 2040 if unused.

The potential benefits of these carry-forward non-capital losses h consolidated financial statements as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered.

21. Segmented Information and Other Additional Disclosures

The Company operates in one reportable operating segment, being the manufacture and distribution of all-electric transit, school and charter buses.

During the period ended June 30, 2020, the Company was economically dependent on one (June 30, 2019 - three) customer(s) who accounted for more than 10% of revenue from continuing operations and accounted for approximately 93% (June 30, 2019: 97%).

The Company's revenues allocated by geography for the three months ended June 30, 2020 and 2019 are as follows:

	For the Three Months Ended
	June 30, 2020	June 30, 2019

United States of America	$2,255,465	$2,440,229
Canada	16,790	9,722

Total	$2,272,255	$2,449,951

As at June 30, 2020 and March 31, 2020 the majority of the Company's consolidated non-current assets, being property and equipment, are located in the United States.

22. Warranty Liability

The Company generally provides its customers with a base warranty on the entire transit, school or charter bus. The Company also provides certain extended warranties, including those covering brake systems, lower level components, fleet defect provisions and battery-related components, covering a warranty period of approximately one to five years, depending on the contract. Management estimates the related provision for future warranty claims based on historical warranty claim information as well as recent trends that might suggest past cost information may differ from future claims. It is expected that some of these costs will be incurred in the 2021 fiscal year and the remaining will be incurred beyond two years of the reporting date. The warranty provision is recorded at 3.5% of revenue from product sales.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended June 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

22. Warranty Liability (continued)

Warranty Liability, March 31, 2020	$695,147
Warranty accrual	77,377
Warranty disbursements	(32,083)
Foreign exchange translation	2,436
Warranty Liability, June 30, 2020	$742,877

Current portion	$316,146
Long term portion	426,731
Total	$742,877

23. Subsequent Events

On July 3, 2020 the Company announced that it will no longer be proceeding with its previously announced request to the TSX Venture Exchange for a temporary reduction of the conversion price of its convertible debentures for a thirty-day period.

On July 3, 2020 the Company granted 360,000 incentive stock options to employees and 100,000 stock options to an Investor Relations consultant, all of which are exercisable at a price of CAD$0.70 per share. For the consultant, the stock options have a term of two years and vest 25% after each of 3 months, 6 months, 9 months and 12 months. For employees, the incentive stock options have a term of five years, and 25% vest 4 months after the grant date, 25% vest one year after the grant date, 25% two years after the grant date and 25% three years after the grant date.

On July 7, 2020 the Company issued 112,500 common shares pursuant to the conversion of a CAD$45,000 convertible debenture (issued on October 12, 2017) which was converted at a price of CAD$0.40 per share.

On July 8, 2020 the Company issued 750,000 common shares pursuant to the exercise of 750,000 warrants at a price of CAD$0.50 per share, for gross proceeds of CAD$375,000.

On July 30, 2020, we issued 50,000 common shares pursuant to the exercise of 50,000 warrants at a price of $0.3811 per share, for gross proceeds of $19,055.

On August 4, 2020, we issued 100,000 common shares pursuant to the exercise of 100,000 warrants at a price of $0.3811 per share, for gross proceeds of $38,110.

On August 5, 2020, we issued 245,901 common shares pursuant to the exercise of 245,901 warrants at a price of $0.3811 per share, for gross proceeds of $93,713.

On August 6, 2020, we issued 300,000 common shares pursuant to the exercise of 300,000 warrants at a price of CAD$0.50 per share, for gross proceeds of CAD$150,000.

On August 6, 2020, we issued 125,000 common shares pursuant to the conversion of a CAD$50,000 convertible debenture (issued on October 12, 2017) which was converted at a price of CAD$0.40 per share.

On August 7, 2020, we issued 375,832 common shares pursuant to the exercise of 375,832 warrants at a price of $0.3811 per share, for gross proceeds of $143,230.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended June 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

23.   Subsequent Events (Continued)

On August 7, 2020, we issued 230,769 common shares pursuant to the conversion of a CAD$150,000 convertible debenture (issued on May 31, 2017) which was converted at a price of CAD$0.65 per share.

On August 12, 2020, we issued 15,000 common shares pursuant to the exercise of 15,000 warrants at a price of CAD$1.10 per share, for gross proceeds of $16,500.

On August 12, 2020, we issued 76,923 common shares pursuant to the conversion of a CAD$50,000 convertible debenture (issued on May 31, 2017) which was converted at a price of CAD$0.65 per share.

On August 14, 2020, we issued 1,562,500 common shares pursuant to the exercise of 1,562,500 warrants at a price of CAD $0.50 per share, for gross proceeds of $781,250.

On August 14, 2020, we issued 107,700 common shares pursuant to the exercise of 107,700 warrants at a price of $0.3811 per share, for gross proceeds of $41,044.

On August 14, 2020, we issued 40,983 common shares pursuant to the exercise of 40,983 warrants at a price of $0.3811 per share, for gross proceeds of $15,619.

On August 17, 2020, we issued 103,900 common shares pursuant to the exercise of 103,900 warrants at a price of $0.3811 per share, for gross proceeds of $39,596.

On August 20, 2020, we issued 245,901 common shares pursuant to the exercise of 245,901 warrants at a price of $0.3811 per share, for gross proceeds of $93,713.

On August 21, 2020, we issued 259,836 common shares pursuant to the exercise of 259,836 warrants at a price of $0.3811 per share, for gross proceeds of $99,024.

On August 21, 2020, we issued 25,000 common shares pursuant to the exercise of 25,000 warrants at a price of $0.3811 per share, for gross proceeds of $9,528.

On August 24, 2020, we issued 57,377 common shares pursuant to the exercise of 57,377 warrants at a price of $0.3811 per share, for gross proceeds of $21,866.

On August 26, 2020, we issued 50,00 common shares pursuant to the exercise of 50,000 warrants at a price of $0.3811 per share, for gross proceeds of $19,055.

On August 26, 2020, we issued 687,500 common shares pursuant to the conversion of a CAD$275,000 convertible debenture (issued on October 12, 2017) which was converted at a price of CAD$0.40 per share.

On August 26, 2020, we issued 16,650 common shares pursuant to the exercise of 16,650 warrants at a price of CAD$1.10 per share, for gross proceeds of $18,315.

On August 26, 2020, we issued 81,393 common shares pursuant to the exercise of 81,393 warrants at a price of $0.3811 per share, for gross proceeds of $31,019.

On August 26, 2020, we issued 131,147 common shares pursuant to the exercise of 131,147 warrants at a price of $0.3811 per share, for gross proceeds of $49,980.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended June 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

23. Subsequent Events (Continued)

On August 26, 2020, we issued 250,000 common shares pursuant to the exercise of 250,000 warrants at a price of $0.3811 per share, for gross proceeds of $95,275.

On August 26, 2020, we issued 50,00 common shares pursuant to the exercise of 50,000 warrants at a price of $0.3811 per share, for gross proceeds of $19,055.

On August 26, 2020, we issued 82,000 common shares pursuant to the exercise of 82,000 warrants at a price of $0.3811 per share, for gross proceeds of $31,250.

On August 28, 2020 the Company completed a consolidation of its common shares on the basis of seven (7) pre-consolidation common shares for one (1) post-consolidation common share.

On August 28th, 2020 the Company priced its U.S. initial public offering (the "Offering") of 1,860,000 post-consolidation common shares of the Company (each, a "Share") at a price of $20 per Share. In addition, the Company granted the underwriters a 30-day option to purchase up to an additional 279,000 Shares at the initial public offering price, less the underwriting discounts and commissions. The gross proceeds expected from the Offering, before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, are expected to be approximately US$37.2 million, excluding any exercise of the underwriters' option to purchase additional common shares. The Offering is expected to close on September 1, 2020, subject to the satisfaction of customary closing conditions. The Company intends to use the net proceeds from this offering for the production of all-electric vehicles, including EV Stars, EV Star plus, EV Star cab and chassis, and B.E.A.S.T. school buses, EV250 thirty foot low floor transit style buses, product development and geographic expansion with the remainder, if any, for working capital.

Concurrently with the closing of the Offering, in a separate private placement, the Company plans to sell common shares for proceeds of up to US$500,000 to the Company's executive chairman and chief executive officer, Fraser Atkinson, at the price per share equal to the price of the offering, and without payment by the Company of any underwriting discount or commission.